EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Year-ended
	July 1, 2006(1)	July 2, 2005(2)
Fixed charges:
Interest expense	$308	$288
Interest portion of rental expense	66	61

Total fixed charges before capitalized interest and
preference security dividends of consolidated subsidiaries	374	349
Preference security dividends of consolidated subsidiaries	—	—
Capitalized interest	20	9

Total fixed charges	$394	$358

Earnings available for fixed charges:
Income before income taxes from continuing operations	$683	$1,180
Less undistributed income (loss) in minority owned companies	—	1
Add minority interest in majority-owned subsidiaries	11	8
Add amortization of capitalized interest	15	15
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	374	349

Total earnings available for fixed charges	$1,083	$1,553

Ratio of earnings to fixed charges	2.7	4.3

(1)	During fiscal 2006, the corporation recorded a pretax charge of $88 million in connection with certain restructuring activities. Also during fiscal 2006, the corporation recognized an impairment charge of $193 million and $114 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.

(2)	During fiscal 2005, the corporation recorded a pretax charge of $90 million in connection with certain restructuring activities. Also during fiscal 2005, the corporation recognized $117 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.